UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:	12/31/2002

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Artemis International Solutions Corporation
Full Name of Registrant

Opus360 Corporation
Former Name if Applicable

4041 MacArthur Blvd., Suite 260
Address of Principal Executive Office (Street and Number)

Newport Beach, CA 92660
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The financial statements of Artemis International Solutions Corporation (the "Company") as of and for the year ended December 31, 2001 were audited by KPMG LLP ("KPMG").  Effective January 28, 2003, the Company dismissed KPMG as its independent accountants and engaged the services of Squar, Milner, Reehl and Williamson, LLP ("Squar Milner") as the Company's new independent accountants.  The Company’s Annual Report on Form 10-K for the year ended December 31, 2002 ("2002 Annual Report") could not be provided within the prescribed time period without unreasonable effort and expense, due to the Company being unable to obtain authorization from KPMG to include KPMG's audit report on the Company's financial statements for the year ended December 31, 2001 in such 2002 Annual Report.  Furthermore, KPMG has not made their work papers available for review by management or the successor accountants.  Consequently, Squar Milner may require additional audit work.

Based on the current status of the audit, management expects to file the 2002 Annual Report on or before the fifteenth calendar day following the due date. It is unlikely that the original filing of the Company's 2002 Annual Report will include a reissued report by KPMG on the Company's financial statements for the year ended December 31, 2001. The Company may thus be required to have its financial statements as of and for the year ended December 31, 2001 audited by Squar Milner and included in an amended filing.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert S. Stefanovich	949	660-7100
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Artemis International Solutions Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 27, 2003	By	/s/ Robert S. Stefanovich
Robert S. Stefanovich, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).